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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Calvert Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Montgomery Ave., Ste. 1000N
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Wolfsheimer — (301) 951-4800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Blvd., Suite 800	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AFFIRMATION

I, Ronald M. Wolfsheimer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Calvert Distributors, Inc. (the "Company") for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 3/1/10

Senior Vice President, Chief Financial and Administrative Officer
Title

[signature] 3/1/10
Notary Public
Comm Exp 5/1/10

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Calvert Distributors, Inc.

We have audited the accompanying statement of financial condition of Calvert Distributors, Inc. (a wholly owned subsidiary of Calvert Group, Ltd.) (the "Company") as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Calvert Distributors, Inc., at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for uncertain tax positions in 2009.

Deloitte & Touche LLP

February 26, 2010

CALVERT DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	5,185,825
Brokerage fees receivable		3,813
Investments:		
Trading, at fair market value		6,094,448
Income taxes receivable		571,774
Net due from/to affiliates of Calvert Group, Ltd.		702,825
Prepaid expenses and other assets		2,649,390
Property and equipment (net of accumulated depreciation of $245,983)		79,463
TOTAL ASSETS	$	15,287,538

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	192,528
Accrued payroll and related liabilities		910,034
Deferred revenue		1,155,017
Deferred tax liability		562,378
Liability for unrecognized tax benefits		309,689
Total liabilities		3,129,646
COMMITMENTS AND CONTINGENCIES:		
STOCKHOLDER'S EQUITY:		
Common stock, par value $.01 per share - authorized, 10,000 shares; issued and outstanding, 1,000 shares		10
Additional paid-in capital		4,169,478
Retained earnings		7,988,404
Total stockholder's equity		12,157,892
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	15,287,538

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Distribution fees	$ 28,055,556
Load revenues	3,809,520
Investment income	763,752
Brokerage fees - depository accounts	112,315
Total revenues	32,741,143
EXPENSES:	
Product distribution	27,776,072
Salaries and incentive compensation	9,041,632
Brokerage commissions	4,325,741
Sales and marketing	3,574,689
Employee benefits	2,766,711
Facilities	1,131,336
General and administrative	279,584
	48,895,765
Less:	
Allocation of net revenues and expenses to/from affiliated companies	(13,458,800)
Total expenses	35,436,965
LOSS BEFORE INCOME TAXES	(2,695,822)
Income taxes	1,154,682
NET LOSS	$ (1,541,140)

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2009	$ 10	$ 4,169,478	$ 23,738,857	$ 27,908,345
Dividends to Parent	-	-	(14,000,000)	(14,000,000)
Adoption of new guidance on uncertainty in income taxes	-	-	(209,313)	(209,313)
Net loss	-	-	(1,541,140)	(1,541,140)
BALANCE, DECEMBER 31, 2009	$ 10	$ 4,169,478	$ 7,988,404	$ 12,157,892

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(1,541,140)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		24,875
Realized and unrealized loss/(gain) on trading securities - net		(496,839)
Purchase of marketable securities		(217,527)
Sale of marketable securities		70
Deferred income tax expense		290,726
Increases and decreases in operating activities:		
Brokerage fees receivable		(243)
Income taxes receivable		1,808,454
Prepaid expenses and other assets		471,664
Accounts payable and accrued expenses		(148,106)
Accrued payroll and related liabilities		35,755
Deferred revenue		(761,864)
Liability for unrecognized tax benefits		7,473
Due to affiliates, net		(8,044,612)
Net cash used in operating activities		(8,571,314)
CASH FLOWS FROM INVESTMENT ACTIVITIES:		
Purchase of Property and Equipment		(63,803)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends to Parent		(14,000,000)
NET DECREASE IN CASH EQUIVALENTS		(22,635,117)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		27,820,942
CASH AND CASH EQUIVALENTS, END OF YEAR	$	5,185,825
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Income tax payments	$	(3,261,335)

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Calvert Distributors, Inc. (the "Company") is a wholly owned subsidiary of Calvert Group, Ltd. (the "Parent"). The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934. The Company provides distribution services to a related group of Calvert Mutual Funds ("Funds") and serves as a broker for deposits with banks and savings institutions. The Company also commits resources to serving institutional and high net-worth clients who access investment management services on a direct basis and through financial intermediaries in the advice channel. The Parent is owned by Acacia Financial Corporation ("Financial"), a wholly owned subsidiary of Acacia Life Insurance Company ("Acacia Life") which is a wholly owned subsidiary of Ameritas Life Insurance Corporation ("ALIC"). ALIC is a wholly owned subsidiary of Ameritas Holding Company ("AHC"), which in turn is a wholly owned subsidiary of the UNIFI Mutual Holding Company ("UNIFI").

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification - In June 2009, the Financial Accounting Standards Board ("FASB") confirmed that the FASB Accounting Standards Codification ("ASC") would become the single official source of authoritative accounting principles generally accepted in the United States of America ("GAAP"), other than guidance issued by the Securities and Exchange Commission, superseding all other accounting literature except that issued by the SEC. The FASB ASC does not change GAAP. However, as a result, only one level of authoritative GAAP exists. All other literature is considered non-authoritative. The FASB ASC is effective for financial statements issued for periods ending after September 15, 2009. Therefore, the Company has changed the way specific accounting standards are referenced in the financial statements.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related notes to financial statements. Significant estimates were made for liabilities related to the distribution fees of Funds that do not have a front-end sales charge. Actual results could differ from those estimates.

Revenue Recognition - Fees for distribution services provided to the Funds, all of which are considered related parties, are contractually based charges accrued daily. Load revenues represent underwriter fees that are determined based on a stated rate for trades executed and are recognized generally on a trade-date basis. Revenues from the sale of Class B share servicing under the purchase and sales agreement are initially recognized as deferred revenue and amortized into load revenues over the estimated life of the share sale, not to exceed eight years. Mutual fund fees may be subject to periodic approval by the Board of Trustees/Directors and/or shareholders of the respective mutual funds. Fees for brokerage of depository accounts are negotiated with the respective banks and/or savings institutions and are based on the average daily account balances. The fees are recognized as earned.

Cash and Cash Equivalents - The Company's cash equivalents consist principally of highly liquid investments in shares of money market accounts held with the Funds.

Brokerage Commissions - Commissions primarily represent broker reallowance paid to third party distributors related to their sales of Funds' shares.

Investments - Investment securities are classified based on management's intention on the date of purchase. Securities that management holds principally for the purpose of selling them in the near future are included in a trading portfolio and are reported at fair value. Realized and unrealized gains and losses for investment securities held in the trading portfolio are included in investment income. Fair value is estimated using quoted market prices.

Property and Equipment - Property and equipment are recorded at cost and are depreciated on a straight line basis over an estimated useful life of five years. Furniture and fixtures are recorded at cost and are depreciated on a straight line basis over an estimated useful life of ten years.

Marketing Costs - Marketing costs are expensed as incurred. The Company may assume and pay certain mutual fund advertising and promotional expenses for which it is not reimbursed fully from the Funds.

Income Taxes - The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustments may result from new information, resolution of an issue with the taxing authorities, or changes in laws or regulations.

The Company recognizes interest and penalties related to unrecognized tax benefits, within the income tax expense line in the statement of operations. Accrued interest and penalties are included within the related tax liability line in the balance sheet.

Recent Accounting Pronouncements

Income Taxes - On January 1, 2009 the Company adopted the new accounting guidance provision of the FASB ASC "*Income Taxes*" topic. The new guidance clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. This guidance requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Prior to January 1, 2009, the Company estimated its uncertain income tax obligations in accordance with existing accounting guidance on contingencies. As a result of this adoption, the Company recognized a $209,313 increase in the liability for unrecognized benefits, which was accounted for as a reduction to the January 1, 2009 balance of retained earnings.

Fair Value Measurements - As required by the FASB ASC "*Fair Value Measurements and Disclosures*" topic, the Company utilizes various methods to measure the fair value of its investments. The FASB ASC "*Fair Value Measurements and Disclosures*" topic establishes a disclosure hierarchy that categorizes the inputs to valuation techniques used to value assets and liabilities at measurement date. These inputs are summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the period.

The FASB ASC "*Financial Instruments*" topic provides guidance on accounting for different financial instruments including financial assets and liabilities. The guidance allows under certain circumstances for the company to elect to report certain financial assets and liabilities at fair value with changes in fair value reported in earnings. The Company has chosen not to adopt the fair value option pursuant to the FASB ASC "*Financial Instruments*" topic.

In May 2009, the FASB issued new guidance related to subsequent events, which has been incorporated in the FASB ASC "*Subsequent Events*" topic. The new guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The circumstances under which these events or transactions should be recognized or disclosed in financial statements was defined. Disclosure of the date through which subsequent events have been evaluated is also required, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The new guidance is effective for reporting periods ending after June 15, 2009. Therefore, the Company has incorporated this disclosure in its notes to the financial statements. The adoption of the guidance did not have a material impact on the Company's financial position, the results of operations, or cash flows. The Company has evaluated subsequent events through February 26, 2010, the date these financial statements were issued.

3. RELATED PARTY TRANSACTIONS

The Company, the Parent, and affiliates consisting of Calvert Administrative Services Company, Calvert Asset Management Company, Inc. ("CAMCO"), and Calvert Shareholder Services, Inc., provide various administrative services to each other. These services include, but are not limited to, legal and accounting, customer servicing, transaction processing, and other administrative services. The Company allocates revenues and expenses to and from its affiliates under written agreement amongst all parties effective as of January 1, 2005 and amended August 11, 2008. These revenues and expenses relate to product distribution, marketing, facilities, rent expense and other general and administrative activities. Accordingly, the Company's financial condition and results of operations do not necessarily reflect what might have occurred had the Company been operated outside its affiliated group. The Company's total expenses include reimbursed charges, net, from its affiliates in the amount of approximately $13,459,000 for the year ended December 31, 2009. Similarly, UNIFI provides oversight and administrative services to the Parent and allocates to the Parent its portion of the cost of such services.

Pursuant to a written agreement with Acacia Federal Savings Bank, an affiliated entity, the Company earned brokerage fees of approximately $84,000 in 2009 from the brokerage depository business. As of December 31, 2009, receivables from Acacia Federal Savings Bank for these brokerage fees were approximately $2,000 and are included in brokerage fees receivable on the statement of financial condition.

As of December 31, 2009, the Company held investments of approximately $6,094,000 in various mutual fund accounts held with the Funds and held cash equivalents of approximately $5,186,000 in various money market accounts held with the Funds for which an affiliate , CAMCO, is the investment advisor.

4. EMPLOYEE BENEFIT PLANS

Substantially all employees of the Company participate in a contributory defined contribution plan sponsored by AHC. In addition, certain of the Company's employees participate in an unfunded, non-qualified defined contribution plan. An affiliated company has made contributions to these plans on the Company's behalf under a written agreement with AHC. The Parent's contributions to these plans are based on percentages of employees' salaries and totaled approximately $1,900,000 in 2009.

The Parent has both short-term and long-term incentive compensation plans covering certain active employees of the Company. The Company bases payments under these plans on the attainment of certain performance goals in the current as well as future years.

5. INVESTMENT INCOME

Investment income consists of $267,000 of dividend income, unrealized gain on investments of $492,000, and $5,000 of realized gain on investments.

6. INCOME TAXES

The Parent and its Subsidiaries, as "Members" of an "Affiliated Group", are included in the consolidated federal income tax return of UNIFI. The Members' federal tax provisions are determined on a separate-return basis, and they file separate state income tax returns. The Members' current tax sharing agreement with UNIFI is such that one Member may currently utilize the net operating losses of another Member within the Affiliated Group by reimbursing UNIFI, which will compensate any Member for the use of its losses or tax credits. The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. For the year ended December 31, 2009, the Company recognized $12,564 in interest and penalties. The Company has $101,471 for the payments of interest and penalties accrued at December 31, 2009.

The Company is subject to taxation in the United States and various states. As of December 31, 2009, the Company's tax years, generally, for 2006-2009 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2009, the Company is no longer subject to examinations by tax authorities for years before 2006.

The provision for income taxes consists of the following for the year ended December 31, 2009:

Current:	
Federal	$ (1,028,258)
State	(417,150)
Total Current:	(1,445,408)
Deferred:	
Federal	278,137
State	12,589
Total Deferred:	290,726
Income Tax Provision	$ (1,154,682)

Deferred taxes as of December 31, 2009 represent the net tax effect of temporary differences between bases of assets and liabilities for financial reporting and tax purposes as follows:

Deferred tax assets:	
Asset related to the liability for unrecognized tax benefits	$ 92,904
Total net deferred tax assets	92,904
Deferred tax liabilities:	
Prepaid commissions on B and C shares	(484,448)
Unrealized Gains	(107,405)
State Income Taxes	(60,998)
Excess of depreciation and amortization for book purposes over allowable amount for tax purposes	(2,431)
Total deferred tax liabilities	(655,282)
Net deferred tax liabilities	$ (562,378)

The effective income tax rate of 43% varied from the statutory federal income tax rate of 35% primarily because of state income taxes, net of federal benefits.

7. PURCHASE AND SALES AGREEMENT

The Company is the seller to a purchase and sales agreement (the "Contract") of distribution fees of the Funds that do not have a front-end sales charge. The Contract gives the purchaser an exclusive right and obligation to purchase future receivable service, distribution payments, and any contingent deferred sales charge on current sales of mutual fund Class B shares. The Contract has been extended to February 26, 2010 and is expected to terminate upon that date, at which time the Company will no longer allow sales of Class B shares.

The Company follows the FASB ASC "*Revenue Recognition*" topic regarding when cash for the rights of future distribution fees for shares previously sold is received from third parties. During 2009, the Company amortized to load revenues income of approximately $1,009,500 of advanced payments received and expensed approximately $1,004,000 of deferred brokerage commissions paid.

Management has reviewed the conditions in the purchase and sales agreement under which the indemnifications could be exercised and, in accordance with the FASB ASC "*Guaranties*" topic, does not believe that a material liability has been created by the standard business representations and warranties included therein.

8. FAIR VALUE MEASUREMENTS

As described in Note 2, the Company follows the FASB ASC "*Fair Value Measurements and Disclosures*" topic that requires financial assets and liabilities that are carried at fair value in the financial statements be included in a fair value hierarchy for disclosure purposes. A description of the valuation techniques applied to the Company's major categories of assets measured at fair value on a recurring basis follows:

Cash and Cash Equivalents – Money market accounts held with the Funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

Investment in Securities – Mutual fund accounts held with the Funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

The following is a summary of the inputs used to value the Company's investments as of years' ending:

December 31, 2008

Valuation Inputs	Money Market Funds	Equity Securities	Total
Level 1 - Quoted Prices	$ 27,820,942	$ 5,380,151	$ 33,201,093
Level 2 - Other Significant Observable Inputs	-	-	-
Level 3 - Significant Unobservable Inputs	-	-	-
Total	$ 27,820,942	$ 5,380,151	$ 33,201,093

December 31, 2009

Valuation Inputs	Money Market Funds	Equity Securities	Total
Level 1 - Quoted Prices	$ 5,185,825	$ 6,094,448	$ 11,280,273
Level 2 - Other Significant Observable Inputs	-	-	-
Level 3 - Significant Unobservable Inputs	-	-	-
Total	$ 5,185,825	$ 6,094,448	$ 11,280,273

9. COMMITMENTS AND CONTINGENCIES

Litigation - The Company is involved in various claims and legal actions arising in the ordinary course of business. Management does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position, results of operations or cash flows.

10. NET CAPITAL REQUIREMENTS

The Company reports its net capital requirement pursuant to the Securities and Exchange Commission's uniform net capital rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $250,000 or 6-2/3 percent of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends

paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2009, the Company had net capital of $7,132,743, which was $6,882,743 in excess of the required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .44 to 1.

* * * * * *

SUPPLEMENTAL SCHEDULES

CALVERT DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

NET CAPITAL:	
Stockholder's equity	$ 12,157,892
LESS NONALLOWABLE ASSETS:	
Brokerage fees receivable	3,813
Property and equipment - net	79,463
Income taxes receivable	571,774
Due from affiliates	702,825
Prepaid expenses and other assets	2,649,390
Total nonallowable assets	4,007,265
Net capital before haircuts on securities	8,150,627
Haircuts on money market mutual funds and investments	(1,017,884)
NET CAPITAL	$ 7,132,743
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 192,528
Accrued payroll and related liabilities	910,034
Liability for unrecognized tax benefits	309,689
Deferred revenue	1,155,017
Deferred tax liability	562,378
Total aggregate indebtedness	$ 3,129,646
MINIMUM NET CAPITAL REQUIREMENT (Greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 6,882,743
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of aggregate indebtedness)	$ 6,819,778
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	43.88%

No material differences exist between the original unaudited Part II of the FOCUS report filed on January 25, 2010, the amended Part II of the FOCUS report filed on February 18, 2010, and the schedule reported herein as of December 31, 2009.

CALVERT DISTRIBUTORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

Rule 15c3-3 is intended to limit the use of brokers-dealers use of customers' funds. The rule requires the reserve to be calculated as the excess of customer-related credits over customer-related debits. The total credits and debits amounted to $-0- at December 31, 2009. No deposit was required.

Pursuant to Paragraph (d) (4) of Rule 17-a-5, there are no material differences between this reserve computation required pursuant to Rule 15c3-3 and the corresponding computation prepared by and included in the unaudited part II Focus Report Filing as of the same date.

CALVERT DISTRIBUTORS, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

1. Customers' fully paid securities and excess margin requirements not in the respondent's possession or control as of the report date for which instructions to reduce possession or control has been issued for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

   A. Number of Items – NONE

2. Customer's fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   A. Number of Items – NONE

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 26, 2010

To the Board of Directors of
Calvert Distributors, Inc.

In planning and performing our audit of the consolidated financial statements of Calvert Distributors, Inc., (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of a new accounting standard), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu

CALVERT DISTRIBUTORS, INC.
(SEC I.D. No. 8-47915)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2009, Independent Auditors' Report, and Supplemental Report on Internal Control

This report is deemed . in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

CALVERT DISTRIBUTORS, INC.
TABLE OF CONTENTS

	Page
Facing Page	1
Affirmation of Financial Statements and Supplemental Schedules	2
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-14
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	16
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	17
Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	18
Supplemental Report on Internal Control Required by SEC Rule 17A-5	20-21
Supplemental SIPC Report (**Filed Separately**)	